Exhibit 15(a).4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-12958, No. 333-11288, No. 333-118619 and No. 333-123666 on Form S-8 and No. 333-145834 on Form F-3 of CDC Corporation and subsidiaries (the “Company”) of our report dated June 30 2007, June 30, 2008, as to the effects of the restatements discussed in Notes 2 and 27 (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s adoption of Statement of Financial Accounting Standards No. 123R, “Share Based Payment,” effective January 1, 2006 and to the restatements discussed in Notes 2 and 27), relating to the consolidated financial statements of the Company as of and for the year ended December 31, 2006 appearing in this Annual Report on Form 20-F/A Amendment No. 2 of CDC Corporation and subsidiaries for the year ended December 31, 2006.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia

June 30, 2008